Exhibit 99.1

Genmab to Submit Supplemental Biologics License Application (sBLA) to U.S. Food and Drug Administration for Epcoritamab Plus Rituximab and Lenalidomide (R2) in Patients with Relapsed/Refractory Follicular Lymphoma (FL)
Company Announcement

•Decision to submit based on a positive overall response rate (ORR) (p-value < 0.0001), one of the dual primary endpoints in the Phase 3 EPCORE® FL-1 trial
•Full results from the trial will be submitted for presentation at an upcoming medical conference in 2025

COPENHAGEN, Denmark; May 2, 2024 – Genmab A/S (Nasdaq: GMAB) announced today its intention to submit in the first half of 2025 a supplemental Biologics License Application (sBLA) to the U.S. Food and Drug Administration (FDA) for subcutaneous epcoritamab, a bispecific antibody being investigated in combination with rituximab and lenalidomide (R2) for the treatment of adult patients with relapsed or refractory (R/R) follicular lymphoma (FL), following at least one prior systemic therapy.

The decision to submit the sBLA is supported by positive topline results from the Phase 3 EPCORE FL-1 trial evaluating epcoritamab plus R2 versus R2 alone in adult patients with R/R FL. Based on an interim analysis conducted by an Independent Data Monitoring Committee (IDMC) review, the study met one of its dual primary endpoints of ORR (Complete Response plus Partial Response, p-value < 0.0001). The safety profile of epcoritamab plus R2 in adult patients with R/R FL was consistent with the known safety profiles of the individual regimens (epcoritamab and R2) and as presented in the U.S. prescribing information for epcoritamab. No new safety signals were observed. The full results will be submitted later this year for presentation at an upcoming medical congress and discussed with global regulatory authorities.

“We are pleased with the strength of the data that allows us to submit a supplemental Biologics License Application in accordance with the U.S. FDA’s Project Frontrunner, which supports our commitment to advance novel medicines to patients who need them. The interim topline results demonstrate the potential of this investigational epcoritamab combination regimen to treat relapsed or refractory follicular lymphoma patients,” said Jan van de Winkel, Ph.D., Chief Executive Officer, Genmab. “This milestone represents our commitment to the ongoing development of epcoritamab, with our partner AbbVie, and we look forward to seeing the full results from the study.”

Use of epcoritamab plus R2 in R/R FL is not approved in the U.S., in the EU or in any other territory. The safety and efficacy of epcoritamab for use as a combination therapy in FL have not been established. Epcoritamab is currently approved by the FDA under Accelerated Approval as a monotherapy for the treatment of adults with R/R FL after two or more lines of systemic therapy.

About Follicular Lymphoma (FL)
FL is typically an indolent (or slow-growing) form of non-Hodgkin's lymphoma (NHL) that arises from B-lymphocytes and is the second most common form of NHL accounting for 20-30 percent of all cases.[i] About 15,000 people develop FL each year in the U.S.[ii] and it is considered incurable with current standard of care therapies.[iii] Patients often relapse and, with each relapse the remission and time to next treatment is shorter.[iv] Over time, transformation to diffuse large B-cell lymphoma (DLBCL), an aggressive form of NHL associated with poor survival outcomes, can occur in more than 25 percent of FL patients.[v]

About the EPCORE FL-1 Trial
EPCORE FL-1 (NCT05409066) is a Phase 3 open-label interventional trial to evaluate the safety and efficacy of epcoritamab plus rituximab and lenalidomide (R2) versus R2 alone in patients with relapsed/refractory (R/R) follicular lymphoma (FL). The dual primary endpoints are ORR and progression-free survival assessed by independent review committee (IRC) per Lugano criteria.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 23 Page 1/3 CVR no. 2102 3884 LEI Code 529900MTJPDPE4MHJ122

Genmab to Submit Supplemental Biologics License Application (sBLA) to U.S. Food and Drug Administration for Epcoritamab Plus Rituximab and Lenalidomide (R2) in Patients with Relapsed/Refractory Follicular Lymphoma (FL)

About Epcoritamab
Epcoritamab is an IgG1-bispecific antibody created using Genmab's proprietary DuoBody® technology and administered subcutaneously. Genmab's DuoBody-CD3 technology is designed to direct cytotoxic T cells selectively to elicit an immune response toward target cell types. Epcoritamab is designed to simultaneously bind to CD3 on T cells and CD20 on B cells and induces T-cell-mediated killing of CD20+ cells.[vi]

Epcoritamab (approved under the brand name EPKINLY® in the U.S. and Japan, and TEPKINLY® in the EU) has received regulatory approval in certain lymphoma indications in several territories. Epcoritamab is being co-developed by Genmab and AbbVie as part of the companies' oncology collaboration. The companies will share commercial responsibilities in the U.S. and Japan, with AbbVie responsible for further global commercialization. Both companies will pursue additional international regulatory approvals for the investigational R/R FL indication and additional approvals for the R/R DLBCL indication.

Genmab and AbbVie continue to evaluate the use of epcoritamab as a monotherapy, and in combination, across lines of therapy in a range of hematologic malignancies. This includes five ongoing Phase 3, open-label, randomized trials including a trial evaluating epcoritamab as a monotherapy in patients with R/R DLBCL compared to investigators choice chemotherapy (NCT04628494), a trial evaluating epcoritamab in combination with R-CHOP in adult patients with newly diagnosed DLBCL (NCT05578976), a trial evaluating epcoritamab in combination with rituximab and lenalidomide (R2) in patients with R/R FL (NCT05409066), a trial evaluating epcoritamab in combination with rituximab and lenalidomide (R2) compared to chemoimmunotherapy in patients with previously untreated FL (NCT06191744), and a trial evaluating epcoritamab in combination with lenalidomide compared to chemotherapy infusion in patients with R/R DLBCL (NCT06508658). The safety and efficacy of epcoritamab has not been established for these investigational uses. Please visit www.clinicaltrials.gov for more information.

About Genmab
Genmab is an international biotechnology company with a core purpose of guiding its unstoppable team to strive toward improving the lives of patients with innovative and differentiated antibody therapeutics. For more than 25 years, its passionate, innovative and collaborative team has invented next-generation antibody technology platforms and leveraged translational, quantitative and data sciences, resulting in a proprietary pipeline including bispecific T-cell engagers, antibody-drug conjugates, next-generation immune checkpoint modulators and effector function-enhanced antibodies. By 2030, Genmab’s vision is to transform the lives of people with cancer and other serious diseases with knock-your-socks-off (KYSO) antibody medicines®.

Established in 1999, Genmab is headquartered in Copenhagen, Denmark, with international presence across North America, Europe and Asia Pacific. For more information, please visit Genmab.com and follow us on LinkedIn and X.

Contact:
Marisol Mendez Peron, Senior Vice President, Global Communications & Corporate Affairs
T: +1 609 955-2392; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations
T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with preclinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 23 Page 2/3 CVR no. 2102 3884 LEI Code 529900MTJPDPE4MHJ122

Genmab to Submit Supplemental Biologics License Application (sBLA) to U.S. Food and Drug Administration for Epcoritamab Plus Rituximab and Lenalidomide (R2) in Patients with Relapsed/Refractory Follicular Lymphoma (FL)

manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.
Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; HexaBody®; DuoHexaBody®, HexElect® and KYSO®. EPCORE®, EPKINLY®, TEPKINLY® and their designs are trademarks of AbbVie Biotechnology Ltd.

[i] Lymphoma Research Foundation official website. https://lymphoma.org/aboutlymphoma/nhl/fl/. Accessed November 2024.
[ii] Leukemia & Lymphoma Society. https://www.lls.org/research/follicular-lymphoma-fl. Accessed November 2024.
[iii] Ghione P, Palomba ML, Ghesquieres H, et al. Treatment patterns and outcomes in relapsed/refractory follicular lymphoma: results from the international SCHOLAR-5 study. Haematologica. 2023;108(3):822-832. doi: 10.3324/haematol.2022.281421.
[iv] Rivas-Delgado A, Magnano L, Moreno-Velázquez M, et al. Response duration and survival shorten after each relapse in patients with follicular lymphoma treated in the rituximab era. Br J Haematol. 2018;184(5):753-759. doi:10.1111/bjh.15708.
[v] Al-Tourah AJ, Gill KK, Chhanabhai M, et al. Population-based analysis of incidence and outcome of transformed non-Hodgkin's lymphoma. J Clin Oncol. 2008 Nov 10;26(32):5165-9. doi: 10.1200/JCO.2008.16.0283. Epub 2008 Oct 6. PMID: 18838711.
[vi] Engelberts PJ, et al. DuoBody-CD3xCD20 Induces Potent T-Cell-Mediated Killing of Malignant B Cells in Preclinical Models and Provides Opportunities for Subcutaneous Dosing. EBioMedicine. 2020;52:102625. doi: 10.1016/j.ebiom.2019.102625.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 23 Page 3/3 CVR no. 2102 3884 LEI Code 529900MTJPDPE4MHJ122